JANUARY 2021 Filed by Panacea Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Panacea Acquisition Corp. Commission File No.: 001-39351

Forward Looking Statements and Disclaimers Disclaimer: This presentation (“Presentation”) has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Nuvation Bio Inc. (“Nuvation Bio”) and Panacea Acquisition Corp. (“Panacea”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission (“SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. 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These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Nuvation Bio and Panacea. These forward-looking statements are subject to a number of risks and uncertainties, including the risk that the potential product candidates that Nuvation Bio develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; the risk that clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this Presentation; the risk that Nuvation Bio will be unable to successfully market or gain market acceptance of its product candidates; the risk that Nuvation Bio’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Nuvation Bio has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; the effects of competition on Nuvation Bio’s business; the risk that third parties on which we depend for laboratory, clinical development, manufacturing and other critical services will fail to perform satisfactorily; the risk that Nuvation Bio’s business, operations, clinical development plans and timelines, and supply chain could be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic; the risk that we will be unable to obtain and maintain sufficient intellectual property protection for our investigational products or will infringe the intellectual property protection of others; the potential inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Panacea or Nuvation Bio is not obtained; the risk of failure to realize the anticipated benefits of the Proposed Business Combination; the amount of redemption requests made by Panacea’s stockholders, and those factors discussed in Panacea’s final prospectus dated June 30, 2020 under the heading “Risk Factors,” and other documents Panacea has filed, or will file, with the SEC, including the registration statement on Form S-4 filed on November 12, 2020, as amended by Amendment No.1 filed on December 18, 2020, which, as it may be further amended, includes a proxy statement/prospectus. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Panacea nor Nuvation Bio presently know, or that Panacea or Nuvation Bio currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Panacea’s and Nuvation Bio’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Panacea and Nuvation Bio anticipate that subsequent events and developments will cause Panacea’s and Nuvation Bio’s assessments to change. However, while Panacea and Nuvation Bio may elect to update these forward-looking statements at some point in the future, Panacea and Nuvation Bio specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Panacea’s and Nuvation Bio’s assessments of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional Information and Where to Find It: This Presentation relates to a proposed transaction between Nuvation Bio and Panacea. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Panacea has filed and intends to file relevant materials with the SEC, including the registration statement on Form S-4 filed on November 12, 2020, as amended by Amendment No.1 filed on December 18, 2020, which, as it may be further amended, includes a proxy statement/ prospectus. Promptly after the registration statement is declared effective by the SEC, Panacea will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Investors and security holders of Panacea are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the transaction that Panacea has filed or will file with the SEC when they become available because they will contain important information about Panacea, Nuvation Bio and the transaction. The preliminary proxy statement/prospectus, the definitive proxy statement/prospectus to be included in the registration statement on Form S-4 and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Panacea with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed by Panacea with the SEC also may be obtained free of charge at Panacea’s website at panacea.ecor1cap.com or upon written request to 357 Tehama Street, Floor 3, San Francisco, CA 94103. Participants in Solicitation: Panacea, Nuvation Bio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Panacea’s shareholders in connection with the proposed transaction. Information about Panacea’s directors and executive officers and their ownership of Panacea’s securities is set forth in the registration statement on Form S-4 filed on November 12, 2020, as amended by Amendment No.1 filed on December 18, 2020, which, as it may be further amended, includes a proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. Trademarks: This Presentation contains trademarks, service marks, trade names, and copyrights of Panacea, Nuvation Bio, and other companies, which are the property of their respective owners. Non-Solicitation: This Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Panacea, the combined company or Nuvation Bio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Nuvation Bio Overview & Pipeline NUV-422, a CDK 2/4/6 Inhibitor Drug-Drug Conjugate (DDC) Platform NUV-868, a BET Inhibitor NUV-569, a Wee1 Inhibitor NUV-1182, an A2A Adenosine Receptor Inhibitor Manufacturing Intellectual Property Summary Financial Overview Upcoming Milestones & Conclusion Nuvation BIO analyst day: January 5, 2021 meeting agenda

Nuvation Bio Overview & Pipeline

Tackling the greatest unmet needs in oncology Experienced biotech leadership team led by David Hung, which successfully developed major oncology drugs including Xtandi ($3.7B in 2019 sales) and Talzenna Broad wholly-owned pipeline with strong IP protection First IND accepted Oct. 2020, 16 months after Series A raised First patient dosed with NUV-422 in Phase 1/2 High-grade Glioma trial in December 2020 Up to 5 INDs to be filed in next 6 years Potential for accelerated pathways in multiple programs Leveraging and improving upon validated drug mechanisms Best-in-class drug candidate profiles vs. competitors NUVATION BIO strives to revolutionize CANCER TREATMENTS

DAN WELCH Former Chairman and CEO, InterMune ROBERT BAZEMORE CEO, Epizyme KIM BLICKENSTAFF Executive Chairman and Director, Tandem Diabetes Care KATE FALBERG Former CFO, Jazz Pharmaceuticals W. ANTHONY VERNON Former CEO, Kraft Foods Group OLEG NODELMAN Founder and Portfolio Manager, EcoR1 MICHELLE DOIG** Partner and Head of Corporate Development, Omega Funds Nuvation bio’s Highly EXPERIENCED Management team & BOARD Leadership Team DAVID HUNG, M.D.* Founder, President and Chief Executive Officer SERGEY YURASOV, M.D., Ph.D. Chief Medical Officer JENNIFER Fox Chief Financial Officer GARY HATTERSLEY, Ph.D. Chief Scientific Officer THOMAS TEMPLEMAN, Ph.D. SVP of Pharmaceutical Operations and Quality LISA DeLUCA, Ph.D. SVP of Regulatory Affairs STACY MARKEL SVP of Human Resources BOARD OF DIRECTORS *Also on the Board of Directors ** Stepping down from the Board on June 1, 2021

Nuvation Bio

NUVATION BIO'S DEEP PIPELINE TARGETING MULTIPLE ONCOLOGY INDICATIONS

Program	Product Candidate	Potential Indication(s)	Preclinical	Phase 1	Phase 2	Phase 3	Anticipated Milestones
CDK 2/4/6	NUV-422	High-grade Glioma					December 2020 First patient dosed in Phase 1/2 High-grade Glioma trial
		Brain metastases					1H22 Initiate Phase 1 Brain metastases trial
		ER+ mBC					2H22 Initiate Phase 1 ER+ mBC trial
		mCRPC					4Q22 Initiate Phase 1 mCRPC trial
BET	NUV-868	Acute Myeloid Leukemia/solid tumors					1H22 Initiate Phase 1 AML and/or solid tumor trial
WEE1	NUV-569	Pancreatic Cancer/other solid tumors					2H22 Initiate Phase 1 Pancreatic Cancer and/or other solid tumor trial
A2A	NUV-1182	Solid Tumors with IO					4Q22 Initiate Phase 1 IO combination trial
Drug-Drug Conjugate (DDC) Platform	DDC1 (PARP – AR)	Prostate Cancer					2H22 Nominate first DDC candidate
	DDC2 (PARP – ER)	Breast Cancer and Ovarian Cancer					

Page | 7

High-grade Glioma ER+ mBC mCRPC Brain Metastases Dec 2020 First patient dosed 1H22 Initiate Ph1 trial 2H22 Initiate Ph1 trial 4Q22 Initiate Ph1 trial NUV-422 | CDK 2/4/6

Nuvation Bio

CDK2 DRIVES RESISTANCE TO CDK4/6 INHIBITORS

CDK4/6 Inhibitors

IBRANCE palbociclib

KISQALI ribociclib

Verzenio abemaciclib

- Three approved CDK4/6 inhibitors
- CDK4/6 class achieved revenues > $6B in 2019 class expected to grow to ~$14B in 2025



TUMOR GROWTH SIGNALING
No Pharmacological Intervention
CDK4/6
CDK2
TUMOR GROWTH SIGNALING
In Presence of First Generation CDK4/6
CDK4/6
CDK2

Addressing Resistance

- Tumors respond to CDK4/6 inhibition by signaling through CDK2, driving resistance
- Selectively targeting CDK2 in addition to CDK4/6 may prevent or reverse resistance

Page | 9

NUV-422 has good drug-like properties 1st Generation CDK 4 CDK 6 CDK 2 2 2 10000 4 2 2470 2 10 504 CDK 1 10000 10000 1627 2nd Generation CDK 4 CDK 6 CDK 2 PF-06873600 2 4 0.3 NUV-422 2 1 7 CDK 1 2 73 Nuv-422 is a Potent inhibitor of CDK2/4/6 that avoids CDK1 Target selectivity Good oral PK Good CYP profile Scalable manufacturing process DRIVES EFFICACY CAUSES TOXICITY IC50 (nM)

(1) Abemaciclib inhibits CDK2 approximately 5x more potently than palbociclib Abemaciclib’s greater potency against CDK2 may explain the discordant results in the recently reported adjuvant breast cancer trials Cdk2 activity may explain the discordant results in breast cancer trials between first-generation cdk4/6 inhibitors $8B Surgery & Radiation Adjuvant Therapy 1L Metastatic 2L+ Metastatic $25B CDK2 CDK4 CDK6 Metastatic Monotherapy Label Adjuvant Setting 2,470 4 2 PALLAS PENELOPE-B 504 2 10 monarch-E IC50 (nM)

Nuvation Bio

INSIGHT PHASE 2 TRIAL SHOWED THAT WHILE ABEMACICLIB IMPROVES PFS IN GBM PATIENTS, THIS EFFECT IS NOT DUE TO CDK4 ACTIVITY

Abemaciclib (a potent inhibitor of CDK4/6 and a weak inhibitor of CDK2) demonstrated an improvement of progression-free survival (PFS) in newly diagnosed GBM patients in Phase 2[1]

More than 60% of GBM patients exhibit alteration of CDKN2 which regulates CDK2, CDK4, CDK6 [2]

PFS was significantly longer with abemaciclib when compared to temozolomide containing control arm:
- Hazard ratio: 0.68
- p-value 0.03 (one sided hypothesis testing; log rank test)

However, there was no evidence of a positive treatment and CDK4 biomarker interaction:
- p-value: 0.84

CDK2 activity may be an important driver of tumor growth in GBM


Control: n=49
Abemaciclib: n=71
PFS
1.0
0.8
0.6
0.4
0.2
0.0
0
5
10
15
months

- NUV-422 is a potent inhibitor of CDK2 in addition to CDK4/6, and thus is expected to improve response in GBM patients

(1) Wen PY, et al. SNO meeting, 2020; (2) Brennan et al. Cell 2013; 155, 462–477

Page | 12

With loss of p16 and p21 (via loss of p14) CDK2/4/6 is activated p14 and p16 are products of the CDKN2A gene CDKN2a deletion (driving CDk 2/4/6) and CDK2 specifically drives growth of Primary high-grade gliomas CDKN2A Gene CDKN2A Deletion is Associated With Worse Survival CDK2 Expression Is Associated With Lower Overall Patient Survival(2) (1) Appay et al., 2020 Wang et al., 2016 Recent data from abemaciclib (Eli Lilly) in GBM patients supports targeting CDK2 may play an important role in controlling disease progression in HGG

NUV-422 is superior to standard of care temozolomide in in vivo xenograft model of glioblastoma multiforme Tumor Volume Vehicle Temozolomide 1 mg/kg NUV-422 10 mg/kg QD NUV-422 30 mg/kg QD NUV-422 60 mg/kg QD NUV-422 60 mg/kg QOD

NUV-422 achieves High concentrations in the brain Dose (mg/kg) Brain Conc  (nM) Plasma Conc (nM) Brain / Plasma Ratio  30 4096 375 11 100 5827 506 12 NUV-422 Concentration Six Hours Post Dose (Rat) ~12X Higher Exposure in Brain vs Plasma

Ph2 Dose Expansion in CDKN2A Deleted Patients Ph1 Dose-Escalation in Unselected Population Select RP2D Cohort…. n Cohort 4 Cohort 3 Cohort 2 Cohort 1, 25 mg QD Expansion Cohort 1 CDKN2A deleted relapsed/refractory high-grade glioma (up to 40 pts) with measurable disease OBJECTIVES Safety and Tolerability ORR DoR, PFS, OS PK/PD OBJECTIVES Safety and Tolerability Determine RP2D PK, food effect Expansion Cohort 2 CDKN2A deleted relapsed/refractory high-grade glioma (up to 10 pts) eligible for surgery (window of opportunity) NUV-422-02: Seamless Phase 1/2 trial design

Tumor Types with Brain Mets Breast Colon NSCLC Melanoma CDKN Deleted Solid Tumors (e.g., pancreas) Potent, low nanomolar IC50s seen in cell lines of cancers that commonly metastasize to brain Cell Proliferation (IC50 nM) Beyond primary brain tumors, NUV-422 is active in multiple cell lines of cancers which commonly metastasize to brain Melanoma Lung cancer Renal Cancer Leukemia

Cdk inhibitors dominate THE er+ breast treatment landscape $8B Surgery & Radiation Adjuvant Therapy 1L Metastatic 2L+ Metastatic Salvage Tx Hospice $25B ~500K Patients Annually $4B Positive Ph3 Data from MONARCH-E trial for abemaciclib at ESMO20 suggests role for CDK4/6 inhibitors in adjuvant ER+ breast cancer Market Size

NUV-422 is Superior to standard of care Fulvestrant in in vivo Xenograft model of ER+ metastatic breast cancer Tumor Volume

Complete Responses 0% 0% 10% 40% Tumor Volume (Day 39) NUV-422 causes Deep tumor reductions in an Enzalutamide-Resistant Patient-derived prostate cancer xenograft Model

Drug-Drug Conjugate (DDC) Platform DDC1 [PARP-AR] mCRPC DDC2 [PARP-ER] Breast Cancer 2H22 Nominate First DDC Candidate DDC2 [PARP-ER] Ovarian Cancer

THE Drug-drug conjugate (ddc) platform IS a potentially revolutionary advance beyond adcs Antibody Drug Conjugate Drug-Drug Conjugate Drug-Drug Conjugates Tissue-selective targeting improves therapeutic index vs. untargeted warhead Oral Binds intracellular and cell membrane targets Highly cell permeable Simple and inexpensive to manufacture Antibody-Drug Conjugates IV delivery Limited to cell-surface targets Complex and expensive manufacturing Improves therapeutic index vs. untargeted warhead

Drug-drug conjugates are designed to bind TWO different targets simultaneously Drug Target X Drug Target Y Drug X Drug Y Drug Target X Drug Target Y Drug X Drug Y Fuse Binding Domains

NUV-1156: a novel NUVATION BIO DRUG-DRUG CONJUGATE THAT TARGETs AR AND PARP PARP AR Lynparza Xtandi PARP AR Lynparza Xtandi Fuse Binding Domains Two Separate Drugs / Two Separate Targets PARP Inhibitory Warhead AR Targeting Small Molecule

Nuv-1156 targets high ar-expressing tissue like prostate cancer and avoids low AR-Expressing tissue like BONE MARROW and gi tract Bone Marrow Duodenum Small Intestines Colon Testis Prostate Epididymis Seminal Vesicle Fallopian Tube Breast Cervix, Uterine Endometrium Androgen Receptor Expression Level Low AR expression in gut and bone marrow, the organs most affected by PARP toxicity High Medium Low Not Detected SCORE

NUV-1156 DDC potently kills prostate cancer cells resistant to current standards of care IC50 (uM) Cell Proliferation IC50 (nM) >30,000 7844 6152 NUV-1156 (PARP-AR DDC) 201 +

Unlike current parp inhibitors, NUV-1156 kills HR-Deficient and hr-proficient cancer cell lines with equally high potency >$7B IN 2025 PROJECTED SALES HR-DEFICIENT (HRD) 1/3 OF TUMORS HR-PROFICIENT (HRP) 2/3 OF TUMORS Prostate cancer TNBC TNBC TNBC NUV-1156

NUV-1156 KILLS Enzalutamide-resistant prostate cancer (high AR) cells BUT SPARES HEALTHY colon (low ar) cells In VITRO 0.3uM 22RV1 PROSTATE CELLS (CANCER CELLS) IEC-6 RAT GUT EPITHELIAL CELLS (HEALTHY CELLS) APPROVED PARP INHIBITORS HAVE HIGH RATES OF GI TOXICITY (1) Source: Lynparza Label

~600K Men Annually Surgery & Radiation Androgen Deprivation Tx Combined Androgen Blockade Non-Metastatic CRPC 1L mCRPC R/R mCRPC Salvage Tx / Hospice Erectile Dysfunction Urinary and Fecal Incontinence Invasive Surgical Risk THE Only potentially Curative Procedure for Prostate Cancer currently is Surgical Prostatectomy/Radiation ablation Side Effects of Standard of Care $15B Market Opportunity No Approved Therapies

NUV-1156 has the potential to kill prostate cancer cells with unprecedented specificity, sparing blood vessels and nerve cells Potentially allows men to avoid surgical prostatectomy/radiation ablation Nuvation bio’s Vision: use prostate specific DDC to achieve a nerve/blood vessel-sparing “pharmacological PROSTATECTOMY” Minimal Cell Death in Healthy Nerves or Blood Vessels

ER protein expression is limited to female sex organs; Low ER expression in sites of parp-related toxicity like gut and marrow Bone Marrow Duodenum Small Intestines Colon Smooth Muscle Fallopian Tube Breast Vagina Cervix, Uterine Endometrium Estrogen Receptor Expression Level Low ER expression in gut and bone marrow, the organs most affected by PARP toxicity High Medium Low Not Detected SCORE

NUV-1176, an er-targeted ddc, potently kills both hr-d and hr-p er+ breast cancer cells without killing healthy COLON CELLS IEC6 0.3uM ER+ BREAST CANCER CELLS HEALTHY COLON CELLS ER+ Breast cancer ER+, HER2+ Breast cancer ER+ Breast cancer ER+ Breast cancer NUV-1176 HR Deficient HR Proficient

NUV-868 | BET AML/solid tumors 1H22 Initiate Ph1 trial

BET: BROMODOMAIN AND EXTRA-TERMINAL MOTIF PROTEINS BRD4 BET are a family of proteins with two bromodomains (BD1 and BD2) BET proteins can induce the expression of a number of oncogenes, including MYC – an oncogene that cannot be targeted directly with a drug To date, BET inhibitors have largely focused on targeting both both domains (BD1 and BD2) Non-selective BD1/2-inhibitors in development have been associated with tolerability issues, potentially due to BD1 inhibition (Faivre et al 2020)

NUV-868 is A highly selective bd2 vs BD1 inhibitor BRD4 Affinity BD2 BD1 Selectivity NUV-868 2 2920 1460x ABBV-774 1.05 340 234x CPI-0610 17 85 5x ABBV-075 7 27 3.9x MK-8628 17 26 1.5x INCB-57643 59 81 1.4x BET inhibitors have historically targeted BD1 and BD2 non-selectively, causing GI toxicity and thrombocytopenia Selective BD2 vs BD1 inhibition can improve tolerability but has been difficult to achieve Selective BD2 inhibitors have the potential to block many oncogenes, including c-myc BD1 BD2 LESS BD2 SELECTIVEMORE BD2 SELECTIVE

NUV-868 demonstrates striking anti-tumor activity in two AML xenograft models NUV-868 is highly potent in killing Acute myeloid leukemia (AML) cells in in vivo xenograft Models MV-4-11 Kasumi-1

High selectivity for Bd2 over bd1 significantly reduces the gUT toxicity observed with other bet inhibitors NUV-868 (BD2 Selective) Avoids GI Toxicity ABBV-075 (Dual BD1 / BD2) Vehicle NUV-868 30 mg/kg BID Treatment of mice for 10 days with BD2 selective compound NUV-868 shows no evidence of goblet cell loss Vehicle ABBV-075 A non-selective inhibitor (ABBV-075) leads to marked reduction in rat small intestine goblet cells(1) Faivre et al 2020 Nat 578

NUV-868 causes Deep tumor reductions in an Enzalutamide-Resistant Patient-derived prostate cancer xenograft Model Individual Animal Tumor Volume

NUV-569 | WEE1 Pancreatic Cancer/other solid tumors 2H22 Initiate Ph1 trial

WEE1 Inhibitors increase the efficacy of DNA-damaging therapies by forcing cancers to replicate before they can repair their dna Tumors Activate Their Wee1 Checkpoint Arrest Their Own Replication Giving Them Time to Fix Their Damaged DNA Then Turn Off Their Own Wee1 TUMOR GROWTH Wee1 Inhibitor TUMOR CELL DEATH radiation replicate bad DNA Wee1 inhibitors force tumors to replicate damaged DNA before it can be repaired Replicating damaged DNA is lethal for cancer Wee1 inhibitors may potentiate any therapy that causes DNA damage (chemotherapy or radiation)

Nuvation Bio

THE PROMISE OF EXISTING WEE1 INHIBITORS IS LIMITED BY TOLERABILITY

Efficacy | AZD1775, a third-party Wee1 inhibitor, has shown partial responses in uterine serous carcinoma, ovarian and pancreatic cancer

Ovarian Cancer[1]


Change From Baseline in Diameters of Target Lesions (%)
Complete response
Partial response
Stable disease
Progressive disease
Threshold for response according to RECIST criteria

- Combo with carboplatin
- Phase 2 (n): 24 (21 evaluable)
- ORR: 43%

Uterine Serous Carcinoma[2]


Best Responses
Percent change from baseline (%)
Partial Response
Progressive Disease
Stable Disease
* indicates patient is still on treatment

- Monotherapy
- Phase 2 (n): 27 (21 evaluable)
- ORR: 30%

Pancreatic Cancer[3]


90% CI
Median OS, 21.7 months
OS (probability)
Time Since Enrollment (months)
No. at risk
34 29 20 15 7 4 3 1 0

- Combo with gemcitabine
- Phase 2 (n): 34
- Median OS of 21.7 months[4]

SAFETY ISSUES WITH EXISTING Wee1 INHIBITORS

Dosing and Combination Challenges with AZD1775

- Potent inhibitor of PLK1, which contributes to bone marrow toxicity and GI toxicity
- Inhibits liver enzyme CYP3A4, which is responsible for elimination of drug and drug metabolites from the body
- Tolerability issues prevent continuous dosing

(1) https://ascopubs.org/doi/full/10.1200/JCO.2016.67.5942
(2) https://sgo.confex.com/sgo/2020/meetingapp.cgi/Paper/15031
(3) https://pubmed.ncbi.nlm.nih.gov/31398082/#&gid=article-figures&pid=fig-2-uid-1
(4) Versus 11.9 to 13.6 moths observed in a prior clinical trial

Page | 41

PLK1 is a ubiquitous cell kinase that may be responsible for gut and bone marrow toxicity NUV-569 is highly potent against Wee1 but avoids PLK1 unlike AZD1775 10X reduced potency on rat gut epithelial cells (IEC6), relative to AZD1775, suggests these new compounds have significantly improved tolerability NUV-569’s Highly Potent and Selective profile = less toxicity Compound Wee1 PLK1 IEC6 NUV-569 7 687 2362 AZD1775 4 15 251 IC50 (nM)

NUV-569 shows strong synergy with standard-of-care gemcitabine and radiation In-vivo xenograft tumor models ongoing In addition to pancreatic cancer, we are also evaluating NUV-569 in breast, ovarian and endometrial cancer NUV-569 significantly increases In Vitro Killing of pancreatic cancer cells by chemo and/or radiation NUV-569 + Gem + IR (3Gy) NUV-569 + Gem IR (3Gy) Gem + NUV-569 + NUV-569 & Gem

NUV-1182 | A2A receptor Solid Tumors in Combo with IO 4Q22 Initiate Phase 1 trial

NUV-1182 is focused on targeting the A2A adenosine receptor, which plays multiple critical roles in human physiology and pathophysiology including anti-cancer immunity. Accumulation of adenosine in the tumor microenvironment may be a critical factor in limiting the activity of currently available immune-oncology drugs, including anti-PD1/PD-L1 drugs and anti-cancer chimeric T cells. Targeting A2A may overcome this blockade, leading to improved anti-cancer activity in tumors which are resistant to immuno-oncology drugs and T cell therapies. NUV-1182, an adenosine a2a receptor inhibitor, boosts immune function

Nuvation Bio

NUV-1182 IS A POTENT AND SELECTIVE A2A VS A1 ADENOSINE RECEPTOR INHIBITOR

IC50 (nM)	AZD4635	CPI444	AB928	NUV-121	NUV-191	NUV-1182
A2A binding	20	7.1	2.4	2.4	1.4	2.9
A1 binding	366	118	16	21	9.4	234
A2A Selectivity (A2A/A1)	18	16	7	9	7	81
A2A cAMP (400 nM NECA)	1614	1007	70	607	311	441
PPB Hu/Mu (A2a IC50/Fu)	155/238	1014/87	32/42	34/14	56/175	82/24
Hu/Mu PPB (% free)	7.2/4.7	0.7/8.1	7.5/5.6	6.9/16.6	2.5/0.8	3.5/11.8

Page | 46

Brain to plasma ratios are 0.02 to 0.2, demonstrating that NUV-1182 does not effectively cross the blood-brain barrier NUV-1182 currently being tested in several syngeneic tumor models, with tumor volume and tumor infiltrating immune cell profiling and mechanism of action studies NUV-1182 has an attractive PK profile, with good oral bioavailability and DOES not effectively cross the Blood-brain barrier PO Dose Cmax (nM) Tmax (h) AUCINF (nM*h) t1/2 (h) 50 mg/kg 17667 0.5 34211 1.41 200 mg/kg 50029 0.5 216670 1.74 Mouse Single Dose Pharmacokinetics NUV-1182

NUV-1182 increases the anti-tumor activity of immune checkpoint inhibitors in an in vivo melanoma xenograft model Melanoma CDX Model B16F10 Vehicle Anti-PD1 Anti-PDL1 NUV-1182 NUV-1182 + anti-PD1 NUV-1182 + anti-PDL1

Manufacturing

MANUFACTURING Strategy All Manufacturing and Supply Chain are Outsourced Allows for greater flexibility in production planning and execution More efficient infrastructure, eliminates capital investment Our focus is on rapid development and concurrent execution A Diverse Array of Specialized 3rd party CMOs and Vendors Have Been Assembled Supporting development, manufacturing, characterization, testing, labeling and shipping Multiple vendors are engaged in supporting development deliverables Redundant service providers for rapid troubleshooting Contingencies Implemented Due to Covid-19 Manufacturing is all US-based with only one molecule per facility to de-risk supply Majority of development vendors are US-based Building additional relationships with proven raw material suppliers in China

Intellectual Property

Patent Families by Program CDK Program 4 patent families with normal expiration 2039-2040 1 case published DDC Program 3 patent families with normal expiration 2039-2040 2 cases published BET Program 5 patent families with normal expiration 2039-2041 1 case published WEE1 Program 8 patent families with normal expiration 2038-2041 7 cases published Adenosine Program 8 patent families with normal expiration 2038-2041 6 cases published Intellectual PROPERTY summary Comprehensively protected by composition of matter filings for 28 compound families with normal expirations dates from 2038-2041

Financial Overview

Nuvation Bio was founded on March 20, 2018 by Dr. David Hung $275M raised in June 2019 in a Series A from high profile, experienced investors including Fidelity, Baupost, Omega, EcoR1, Altitude, Citadel, Boxer, etc. Merger with Panacea (EcoR1 sponsored SPAC) and $500M in concurrent financing announced in October 2020. Some key investors from the PIPE include Fidelity, Avidity, EcoR1, Deerfield, Farallon, Redmile, and Baupost Panacea shareholder meeting expected to be held in February 2021 Trading on the NYSE will be under the stock symbol NUVB New dual class share structure implemented 218M fully diluted shares outstanding and approximately $825M of cash expected at close (assuming no redemptions) NuVation Bio financing history

Upcoming Milestones & Summary

Upcoming Catalysts ACROSS MULTIPLE PROGRAMS CONFIDENTIAL 4Q20 1H21 2H21 1H22 2H22 1H23 Dosed first patient in Ph1 High-grade Glioma trial Initiate Ph1 in Brain metastases Initiate Ph1 in ER+ mBC Initiate Ph1 in mCRPC Present PFS Data from Ph1 High-grade Glioma trial CDK2/4/6 BET WEE1 A2A Submit IND Initiate Ph1 in Acute Myeloid Leukemia and/or solid tumors Submit IND Initiate Ph1 in Pancreatic Cancer and/or other solid tumors Submit IND Initiate Ph1 IO combination trial (4Q) DDC1 Parp-AR Nominate first DDC candidate DDC2 Parp-ER Top-line Ph1 data from High-grade Glioma trial

Broad wholly-owned pipeline with strong IP protection Up to 5 INDs in 6 years Multiple drug lead candidates addressing large markets with blockbuster drug sales potential Leveraging and improving upon validated drug mechanisms Focused on best-in-class drug candidate profiles vs. competitors Experienced biotech leadership team with multiple oncology drug approvals Nuvation bio strives to revolutionize CANCER TREATMENTS Merger with Panacea and PIPE proceeds results in a leading oncology biotechnology company with approximately $825(1) million in cash resources enabling a world-class drug development team to rapidly pursue clinical development of multiple portfolio therapeutic candidates Figure assumes no redemptions and includes estimated cash contributed from Nuvation Bio based on anticipated cash usage.

JANUARY 2021